[LETTERHEAD OF THE GOLDMAN SACHS GROUP, INC.]



Via EDGAR, U.S. Mail and Facsimile to (202) 772-9208
----------------------------------------------------

November 9, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Mr. Kevin W. Vaughn
              Accounting Branch Chief
              Mail Stop 4561

Re:           The Goldman Sachs Group, Inc.
              Form 10-K for the Fiscal Year ended November 25, 2005 ("2005 Form 10-K")
              File No. 001-14965

Dear Mr. Vaughn:

We are in receipt of the letter, dated October 31, 2006, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc., from the staff of the Securities and Exchange Commission (the "staff"), regarding our 2005 Form 10-K. For your convenience, we have included the staff's comments below and have keyed our responses accordingly.

Consolidated Statements of Operations - page 102
------------------------------------------------

1. We note your response to comment 1. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding your inability to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

     Response:
     --------

     We acknowledge the staff's response.

2. Please refer to prior comment 2. We do not believe your presentation of the cost of power generation as a reduction to revenues to arrive at net revenues is appropriate. Please revise your future filings to present the cost of power generation as an operating expense or provide us the specific GAAP literature you relied upon to support your current presentation.

     Response:
     --------

     We will revise future filings to present cost of power generation in operating expenses.

                                      * * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
-----------------------
Sarah E. Smith
Principal Accounting Officer

cc:      Margaret Fitzgerald
         (Securities and Exchange Commission)

         David A. Viniar, Chief Financial Officer
         (The Goldman Sachs Group, Inc.)








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